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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Month Ended                    Commission file number
              November 30, 2004                      0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                          Form 40-F
                            ------                                 ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                    No   X
                      ------                                -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         N/A .


                           Total number of pages is 4


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                    Sand Technology Inc. (the "Company") incorporates this Form
                    6-K Report by reference into the Prospectus contained in the
                    Company's Registration Statement on Form F-3 (333-51014).



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
[SAND TECHNOLOGY LOGO]       MEDIA:                    MEDIA:               INVESTOR RELATIONS:
                             Michael Greeley           Robert Thompson
                             Trion Communications      Sand Technology      de Jong & Associates
                             mgreeley@trioncom.com     pr@sand.com          sndt@dejong.org
PRESS RELEASE                +(1) 401/453-3100 x 107   +(1) 401/862-3538    +(1) 760/943-9065

        SAND DISCUSSES YEAR END RESULTS AND BUSINESS MODEL GOING FORWARD


MONTREAL, NOVEMBER 12TH, 2004: SAND(TM)Technology Inc. (NASDAQ: SNDT), an innovator in analytic application infrastructure, held a conference call yesterday covering the results for the fiscal year ended July 31, 2004 and the strategy being deployed to realize its business model.


During the call, the Company highlighted a disappointing 2004 fiscal year and outlined revisions that it is making to its strategy. SAND intends to continue to concentrate heavily on capitalizing on the efforts to date in developing markets for its products through specialist systems integrators and software solutions providers, as well as selective selling directly to end-user customers. Full reporting for the quarter is not yet available from SAND's business partners, so the Company is not yet able to report or forecast actual Q1 performance, but projects that the revenue level will be around the same level as the preceding quarter. Operating results do vary significantly from quarter to quarter as a result of factors outside of the Company's control and such quarterly results may not be a good indication of future performance.


 "We are very excited about the recent addition of the SAND Searchable Archive as a complement to the SAND Analytic Server," added SAND CEO Arthur Ritchie. "While we have had the product in general availability for just over a month, initial market reception has been very good, including it becoming the core of our recently announced development collaboration with SAP. We believe that it will be both a viable product in its own right and a catalyst to increased sales of the SAND Analytic Server."


SAND expects to report fully on the Quarter ended October 31, 2004 by the middle of December.


ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products, empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.


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                              SAND TECHNOLOGY INC.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                SAND TECHNOLOGY INC.



November 12, 2004                               /s/ Arthur Ritchie
                                                --------------------------------
                                                Arthur Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer

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